[redacted]

SEC
Mail Processing
Section
FEB 27 2012
Washington, DC
123

SECL 12010059 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street 9th Floor
(No. and Street)

New York	N.Y.	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, LLP
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway	Edison	New Jersey	08818
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cn

AB 3/13

OATH OR AFFIRMATION

I, RON ITIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAURO DIGILIO
Notary Public, State of New York
No. 01DI6231118
Qualified in Kings County
Commission Expires Nov. 15, 20

Signature

PRESIDENT
Title

2/21/12
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011
(with supplementary information)

E1 ASSET MANAGEMENT, INC.

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E1 Asset Management, Inc.

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. (the "Company") as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

Edison, New Jersey
February 22, 2011

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 111,332
Commissions receivable	161,020
Prepaid expenses	89,334
Net furniture, fixtures and equipment	37,515
Other assets	46,498
Restricted cash	61,549
Total assets	$ 507,248
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 13,127
Accrued expenses	199,118
Total liabilities	212,245
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	109,270
Additional paid-in capital	478,000
Accumulated deficit	(292,267)
Total stockholders' equity	295,003
	$ 507,248

E1 ASSET MANAGEMENT, INC.

Statement of Operations
December 31, 2011

Revenue:	
Commissions	$ 5,002,059
Other	882,171
	5,884,230
Expenses:	
Compensation and benefits	4,104,940
Clearing charges	454,283
Regulatory fees and expenses	110,586
Communication and data processing	189,327
Occupancy	284,477
Other	852,930
	5,996,543
Loss before provision for state and local income taxes	(112,313)
Provision for state and local income taxes	13,376
Net loss	$ (125,689)

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2011	$ 109,270	$ 478,000	$ (71,578)	$ 515,692
Distributions			(95,000)	(95,000)
Net loss			(125,689)	(125,689)
Balance - December 31, 2011	**$ 109,270**	**$ 478,000**	**$ (292,267)**	**$ 295,003**

See accompanying notes to financial statements

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
Year Ended December 31, 2011

Operating activities:	
Net loss	$ (125,689)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	37,987
Changes in operating assets and liabilities:	
Commissions receivable	206,145
Prepaid expenses	20,577
Other assets	10,837
Accounts payable	(2,988)
Accrued expenses	(410,159)
Income taxes payable	(522)
Net cash used in operating activities	(263,812)
Cash used in investing activities:	
Increase in restricted cash	(287)
Stockholder distributions	(95,000)
Purchases of furniture, fixtures and equipment	(21,131)
Net cash used in investing activities	(116,418)
Net decrease in cash and cash equivalents	(380,230)
Cash and cash equivalents, beginning of year	491,562
Cash and cash equivalents, end of year	$ 111,332
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 0
Interest paid	$ 0

See accompanying notes to financial statements

NOTE A - NATURE OF BUSINESS

E-1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from their New York City office and maintains satellite offices in Florida, Washington DC and Pennsylvania, which was opened on January 3, 2012. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B (5)).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $250,000.

[3] Restricted cash:

Restricted cash represents amounts held at a financial institution to collateralize a letter of credit issued to the landlord of the Company's office space.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at an agreed upon rate. Other income includes, but is not limited to, foreign exchange gains, mark-ups on fees charged to clients, profits on error trades and additional sundry income. Foreign exchange gains are calculated using the exchange rate in effect at the time of the transaction. Other Income is recognized when earned.

[6] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

The Company, with the consent of its stockholders, has elected to be an "S" corporation for federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New York State franchise taxes for "S" corporations and New York City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal, state or local income tax returns examinations for years before 2008.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from the clearing broker at December 31, 2011 amounted to $161,020.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net consists of the following at December 31, 2011:

Office equipment	$ 73,961
Furniture and fixtures	80,889
Computer software	79,085
Computer equipment	173,012
	406,947
Less accumulated depreciation	369,432
Total	$ 37,515

Depreciation expense for the year ended December 31, 2011 was $37,987.

NOTE E - OTHER ASSETS

Other assets consist of the following at December 31, 2011:

Loans receivable - employees	$ 24,754
Broker receivable	10,433
Other	11,311
	$ 46,498

NOTE F - LINE-OF-CREDIT

The Company maintains a $100,000 revolving line-of-credit which is collateralized by substantially all the assets of the Company. Advances taken on the credit line are payable over 48 months at the bank's prime rate and are due on demand. The line of credit is personally guaranteed by the shareholders of the Company. At December 31, 2011, there was no outstanding balance on the line.

NOTE G - ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2011:

Salaries and payroll taxes	$ 167,591
Legal	17,410
Rent	6,199
Other	7,918
Total	$ 199,118

NOTE H - STATE AND LOCAL INCOME TAXES

The deferred tax asset at December 31, 2011 totaled $537 and is included in other assets at December 31, 2011:

The current and deferred portions of the provision for state and local income taxes included in the statement of operations are as follows:

	Current	Deferred	Total
State and Local	$ 14,435	$ (1,059)	$ 13,376

NOTE I - OTHER EXPENSES

Other expenses consist of the following for the year ended December 31, 2011:

Professional fees	$ 309,636
Travel and entertainment	148,457
Automobile and related expenses	80,310
Supplies	9,452
Dues and subscriptions	67,628
Depreciation	37,987
Other selling, general and administrative	199,460
	$ 852,930

NOTE J - COMMITMENTS - OPERATING LEASES

The Company leases certain office space in New York, Washington DC and Florida under operating leases expiring through 2013. Certain leases also require the payment of real estate taxes and specific operating expenses, as defined. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through September 2013.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises	Other
2012	$ 235,421	$ 200,290	$ 35,131
2013	166,110	146,250	19,860
Totals	$ 401,531	$ 346,540	$ 54,991

Rent expense under operating leases amounted to $284,477 for the year ended December 31, 2011.

NOTE K - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

Management does not believe any of these matters will have a material adverse effect on the financial position or future results of operations.

NOTE L - RETIREMENT PLANS

The Company maintains a retirement plan under Section 401 (k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

NOTE M - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The Plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 units, which corresponds to the fair value of 0.00004 shares of the Company's common stock.

During the year ended December 31, 2011, the Company did not grant any units. All units remain unvested until the following occurs: (1) a Company Sale which, in general, means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The value of the distribution will be equal to the price of the Company's Common Stock in connection with the Company Sale or Public Sale multiplied by the number of units awarded under this agreement to the participant. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, the participant will forfeit all of the units granted under the Plan.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $68,387, which was $54,237 in excess of its required net capital of $14,150. The Company's aggregate indebtedness to net capital as defined was 3.10 to 1.

NOTE O - SUBSEQUENT EVENTS

Effective January 1, 2012, a current employee received an ownership interest in the Company. This transaction did not change the composition of the Company's equity as this ownership was transferred to the new stockholder from existing stockholders.

The Company has evaluated events through February 22, 2012 the date that these financial statements were available to be issued.

E1 ASSET MANAGEMENT, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

E1 ASSET MANAGEMENT, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total stockholders' equity	**$ 295,003**
Deductions:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	**37,515**
Prepaid expenses	**89,334**
Petty cash	**126**
Restricted cash	**61,549**
Other assets	**36,065**
Total non-allowable assets	**224,589**
Haircut	**2,027**
Net capital	**$ 68,387**
Aggregate indebtedness:	
Accounts payable	**$ 13,127**
Accrued expenses	**199,118**
Total aggregate indebtedness	**$ 212,245**
Computation of basic net capital requirements:	
(a) Minimum net capital required (6 2/3% of aggregate indebtedness)	**$ 14,150**
(b) Minimum net capital required of broker dealer	**$ 5,000**
Net capital requirement (greater of (a) or (b))	**$ 14,150**
Excess net capital	**$ 54,237**
Excess net capital at 1,000% (Net capital - 10% aggregate indebtedness)	**$ 47,163**
Ratio of aggregate indebtedness to net capital	**3.10**

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REGISTERED ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholders
E1 Asset Management, Inc.

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

Edison, New Jersey
February 22, 2012

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Sonny Shaikh, Director
E1 Asset Management, Inc.
44 Wall Street, 9th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by E1 Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating E1 Asset Management, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E1 Asset Management, Inc.'s management is responsible for the E1 Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records including cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting an insignificant variance of $4;

3. Noted that there were no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted that there was no overpayment to be applied to the current assessment as computed on the accompanying Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

Edison, New Jersey
February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051573 FINRA DEC
E1 ASSET MANAGEMENT INC 6*6
ATTN SONNY SHAIKH
44 WALL ST 9TH FL
NEW YORK NY 10005-2401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 14,710.56

B. Less payment made with SIPC-6 filed (exclude interest) (8,762.76)
7/21/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,947.80

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E1 Asset Management
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23th day of January, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,884,226
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—0—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	—0—
2d. SIPC Net Operating Revenues	$ 5884226
2e. General Assessment @ .0025	$ 14,710.56

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